Sub-Item 77C

DREYFUS INVESTMENT FUNDS

Dreyfus/Standish International Fixed Income Fund

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders (the "Meeting") of Dreyfus/Standish International Fixed Income Fund (the "Fund"), a series of Dreyfus Investment Funds (the "Trust"), was held on November 15, 2012 to consider the approval of the Plan of Reorganization adopted with respect to the Fund and Dreyfus/Standish Global Fixed Income Fund (the "Acquiring Fund"), another series of the Trust. Out of a total of 5,433,519.697 of the Fund's shares of beneficial interest ("Shares") outstanding and entitled to vote at the Meeting, a total of 3,559,738.464 of the Fund's Shares were represented at the Meeting, in person or by proxy. The following matter was duly approved by vote of the holders of the Fund's outstanding Shares as follows:

The Plan of Reorganization, dated July 26, 2012, attached as Exhibit A to the Fund's Prospectus/Proxy Statement dated September 4, 2012, adopted with respect to the Fund and the Acquiring Fund, each a series of the Trust, and the transactions provided for therein, including the transfer of all of the assets, subject to liabilities, of the Fund to the Acquiring Fund, in exchange solely for Class I shares of the Acquiring Fund having an aggregate net asset value equal to the value of the Fund's net assets and the assumption of the Fund's stated liabilities by the Acquiring Fund, the distribution of such shares to the holders of Class I shares of the Fund, in liquidation of the Fund, and the subsequent termination of the Fund as a series of the Trust, hereby are approved.

Affirmative Votes         Negative Votes                  Abstained

2,863,256.068               632,727.257                       63,755.139